Epsilon Corp.

7950 NW 53rd St., Suite 337

Miami, FL 33166

Tel: (786) 228-5772

Fax: (866) 480-9591

May 10, 2012

By Edgar

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Washington DC, 20549

Re:	Epsilon Corp.
Registration Statement on Form S-1
Originally Filed February 3, 2012
File No. 333-9321

Dear Mrs. Jacobs:

Thank you for advising us that the Commission will not further review the above-referenced registration statement (the “Registration Statement”) of Epsilon Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to Friday May 11, 2012, at 3:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/
Mr. David Schwartz
President

Cc:Gabriel Eckstein, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar